Fenbo Holdings Limited

March 27, 2026

Via EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Attention:	Eranga Dias

Re:	Fenbo Holdings Limited
Registration Statement on Form F-1
Filed on May 26, 2026
File No. 333-294618

Dear Mr. Dias:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Fenbo Holdings Limited hereby requests that the effectiveness of the above-referenced Registration Statement on Form F-1, be accelerated to and that the Registration Statement become effective at 4:30 p.m., Eastern Time, on March 31, 2026, or as soon thereafter as practicable.

Very truly yours,

Fenbo Holdings Limited

By:	/s/ Huang Hongwu
Name:	Huang Hongwu
Title:	Chief Executive Officer and Chairman of the Board of Directors